[Global Power Equipment Group Inc. Letterhead]

July 20, 2010

By EDGAR and Fax

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela A. Long, Assistant Director
Errol Sanderson, Division of Corporation Finance

RE:	Global Power Equipment Group Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10 (“Form 10”)
Filed June 11, 2010
File No. 1-16501

Dear Ladies and Gentlemen,

I am writing on behalf of the Company in response to your letter dated June 28, 2010. This letter includes your comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in your letter. In response to your comments, we have amended the Company’s Form 10, as appropriate. We have also amended the Form 10 generally to reflect the implementation by the Company of a 1-for-9 reverse stock split on June 30, 2010 and by revising Item 8, Legal Proceedings, as more fully described below in this response letter. We have also filed a marked copy of the amended Form 10 with the Securities and Exchange Commission (the “Commission”) for your convenience.

General

1.	Please update the information under Items 9, 10 and 11 as of the most recent practicable date. In this regard, we note that certain information is dated as of April 23, 2010 or April 26, 2010.

We have revised the Form 10 to update the information under Items 9, 10 and 11 as of July 13, 2010.

Item 1.	Business, page 3

2.	We note your response to comment three in our letter dated May 27, 2010 and reissue this comment, as your response does not provide the requested support. For example, your response indicates that you offer the “broadest range of auxiliary products” but does not indicate the basis for the assertion.

The Company believes, based on its own experience, that it is in fact a “leading” provider. However, in order to address your comments, the Form 10 has been revised by deleting the word “leading” in the two places cited in your original comment.

July 20, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 24

Long-Lived Assets, page 24

3.	We have read your response to comment 14 in our letter dated May 27, 2010. Please revise your disclosure to describe how you determined the reporting units you used for purposes of your long-lived asset impairment tests.

We have revised the Form 10 to provide the requested disclosure.

Liquidity and Capital Resources

Operating Activities, page 30

4.	We have read your response to comment 20 in our letter dated May 27, 2010. We acknowledge the additional disclosures that you have provided regarding your changes in cash flows provided by operating activities for the periods presented. However, your disclosures still do not clearly describe the specific underlying reasons for the changes in the components discussed. For example, during the three months ended March 31, 2010, you indicate that the principal sources of cash from operating activities were net income, adjusted for depreciation, collection of receivables, that reflected the decrease in costs and estimated earnings in excess of billings partially offset by increases in accounts payable and billings in excess of costs and estimated earnings. Please expand this disclosure to discuss, at a minimum, reason why the collection of receivables and costs and estimated earnings in excess of billings changed so dramatically as compared to prior periods. Please also address the underlying reasons for the increase in accounts payable and billings in excess of costs and estimated earnings. Please also quantify your components where possible to add more insight into your discussion. Please revise your disclosures for all periods presented.

We have revised the Form 10 to provide the requested disclosure for all periods presented.

Item 6.	Executive Compensation, page 39

5.	We note your response to comment 22 in our letter dated May 27, 2010 and reissue this comment in part. In this regard, please disclose for each element of corporate performance the actual results and how those results compared to the previously established goals. Further, please describe in greater detail the elements of individual performance that were considered in making the awards. For example, the committee based 40% of Mr. Keller’s award on a subjective evaluation of individual performance.

We have revised the Form 10 to respond to this comment in light of the conversation our outside counsel, Roy Turnell and Derek Bork of Thompson Hine LLP, had with Andrew Schoeffler of your office on July 13, 2010. In response to the first part of this comment, we have revised the Form 10 to set forth explicitly how the “amounts available for bonuses” for each named executive officer were calculated in light of actual corporate performance. In response to the second part of this comment, we have revised the Form 10 by explaining in greater detail the circumstances that resulted in a full 40% of Mr. Keller’s annual bonus being dependent upon the Compensation Committee’s subjective evaluation of his performance during the three and one half months between the time he joined the Company and the end

July 20, 2010

of the bonus year and by adding to the Form 10 examples of the elements considered by the Committee in its subjective evaluation of the performance of Mr. Keller and of each of the three other named executive officers who had a portion (10%) of their annual bonuses dependent on the Committee’s subjective evaluation.

Item 15.	Financial Statements and Exhibits, page 67

6.	We note your response to comment 29 in our letter dated May 27, 2010. Please be advised that you should allow a reasonable time for our review after filing the requested materials.

We have refiled with the revised Form 10 each of Exhibits 10.1, 10.2 and 10.3 with all schedules and exhibits to such agreements. Portions of the schedules to Exhibits 10.1 and 10.3 have been redacted, and a request for confidential treatment is being submitted to the Commission today under Rule 24b-2 with respect to the omitted portions of such schedules.

Financial Statements

Note 4 - Goodwill and Other Intangible Assets, page F-17

7.	We have read your response to comment 39 from our letter dated May 27, 2010. On page F-10, you disclose that prior to emergence from bankruptcy, you reviewed your goodwill balance and determined that the fair value of your goodwill likely decreased, but remained substantially above its carrying value. Please disclose and provide the following:

•

Tell us the specific facts and circumstances considered in determining that both the $35 million of goodwill allocated to the Services Division and the $44 million allocated to the Products Division were recoverable as of December 31, 2007. In particular, please address how you considered the operating losses experienced by the Services Division during the year ended December 31, 2007;

•	Please tell us the amount and percentage by which the fair value of goodwill exceeded its carrying value for each reporting unit as of December 31, 2007;

•

Please disclose the specific methodology used to determine the fair value of goodwill prior to your emergence from bankruptcy including the estimates and assumptions used in your determination of fair value of goodwill prior to emergence from bankruptcy; and

•	Please discuss how your assumptions and methodologies changed from December 31, 2007 to December 31, 2008 highlighting the impact of any changes made.

In response to the first bullet point from your comment:

Our determination of whether goodwill was recoverable as of December 31, 2007 was based in part on the income approach that required an operating forecast analysis, a residual value analysis, and a cost of capital analysis. Our five-year forecast for each reporting unit as of December 31, 2007, was based on management assumptions including the following:

•

Products: We attributed the substantial drop in revenue experienced during 2007 to discontinuation of the legacy large scale heat recovery steam generator business. We expected revenue to increase substantially during 2008 due to increased order activity in the last half of 2007 as we approached the end of our bankruptcy proceedings. At December 31, 2007, our backlog had increased to $247 million, as compared to $97 million at December 31, 2006. We expected revenues stabilize for 2009 and later years as backlog levels returned to normal levels. We expected cost of revenues and income to vary directly with revenues.

July 20, 2010

Based on expected increases in revenues and operating profits for 2008 and later years, we determined that the fair value of this reporting unit substantially exceeded its carrying value and that the related goodwill ($44 million) was recoverable.

•

Services: We expected modest growth in revenues for Services in 2008 due to the increase in backlog activity in the latter half of 2007. At December 31, 2007, our backlog had increased to $130 million, as compared to $126 million at December 31, 2006. We expected revenues to return to a lower stabilized level for 2009 and later years as backlog levels returned to normal levels. We expected cost of revenues and income to vary directly with revenues.

•

In assessing the importance of the operational loss experienced by Services during 2007, we recognized that the operating unit had been allocated approximately one half of all corporate overhead costs during 2007 but we anticipated that it would be allocated a smaller proportion of all corporate overhead costs in later years. This followed from our practice of allocating corporate overhead to reporting units based on revenue. For 2007, the Services reporting unit accounted for approximately one half of total revenue and was therefore allocated approximately one half of all corporate overhead costs. For later years, we expected that Product revenues would grow faster than Services, leading to a smaller allocation of corporate overhead and a corresponding increase in the segment’s operating income.

Based on the assumptions made regarding modest growth in revenues in 2008 and later years, and the smaller allocation of corporate overhead to this reporting unit. We concluded that the fair value of the Services reporting unit remained substantially in excess of its carrying value and that the related goodwill ($35 million) was recoverable.

In response to the second bullet point from your comment:

For each of the two reporting units at the end of 2007 the calculated fair value exceeds the related carrying value by at least 10%:

• Products

• Calculated fair value	$176.0 million

• Carrying value (includes $44 million of goodwill):	$91.60 million

• Dollar amount of excess:	$84.4 million

• Percentage by which fair value exceeded carrying value:	92%

• Services

• Calculated fair value:	$76.0 million

• Carrying value (includes $35 million of goodwill):	$60.3 million

• Dollar amount of excess:	$15.7 million

• Percentage by which fair value exceeded carrying value:	26%

In response to the third bullet point from your comment:

The Form 10 has been revised to provide the requested disclosure in Note 2, subsection titled “Goodwill,” and a cross reference to that disclosure has been added to Note 4.

In response to the fourth bullet point from your comment:

The Form 10 has been revised to provide the requested disclosure in Note 2 and in Note 4.

July 20, 2010

Item 8.	Legal Proceedings

Note that we have expanded both the “Asbestos Cases” discussion that is part of Item 8 of the Form 10 and the risk factor dealing with asbestos cases that is included as part of Item 1A by adding the qualifier “Since we emerged from bankruptcy on January 22, 2008” and by adding information regarding approximately 25 asbestos personal injury lawsuits that had been filed against the Company’s Deltak subsidiary through the date on which the Company and its subsidiaries emerged from bankruptcy. (We have also revised the discussion at both of these places in the Form 10 to reflect the dismissal of one of the four cases that had previously been outstanding.) We are adding the qualifier and the information about the 25 pre-bankruptcy discharge cases to make it clear that the original references were to cases that were filed against the Company and/or one of its affiliates post-bankruptcy.

As we have noted in our discussion of the asbestos cases in Item 8, “Neither we nor our predecessors ever mined, manufactured, produced or distributed asbestos fiber, the material that allegedly caused the injury underlying these actions.” Nevertheless, as a historical matter, through the date on which the Company and its subsidiaries emerged from bankruptcy, approximately 25 asbestos personal injury lawsuits had been filed against the Company’s Deltak subsidiary. The plaintiffs in all of these cases were notified of the pendency of the bankruptcy proceedings. All of the claims of the plaintiffs in these cases were extinguished in the bankruptcy so that there is no possibility that any of the pre-bankruptcy lawsuits can be reinstituted against Deltak or the Company in the future. Moreover, we believe that any asbestos claims filed against Global Power or its subsidiaries after Global Power emerged from bankruptcy on January 22, 2008 should also be barred by the Bankruptcy Court’s discharge order.

We have also amended Item 8 by updating the dollar amount of cash remaining in what had originally been a $34 million fund to be distributed to holders of allowed unsecured claims against Deltak and by removing references to the proof of claim filed by SNC-Lavalin Power Ontario, Inc. as that claim has been settled and is no longer active.

General acknowledgement

In connection with this response to your letter, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact our outside counsel, Derek D. Bork of Thompson Hine LLP, at 216-566-5527.

Sincerely,

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ Tracy D. Pagliara
	Name:	Tracy D. Pagliara
	Title:	General Counsel, Secretary and Vice President of Business Development